CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report of MDS Inc. (the "Company") on Form 40-F for the fiscal year ended October 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Gary W. Goertz, Executive Vice President, Finance and Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Dated: February 14, 2003	_______/s/ Gary W. Goertz________________ Gary W. Goertz, Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)